SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 _____________________________ FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from ________________ to ________________

Commission file number 1-3506

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Georgia-Pacific Corporation--Georgia-Pacific Group Canadian Employees Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Georgia-Pacific Corporation, 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

Audited Financial Statements
Georgia-Pacific Corporation - Georgia-Pacific Group
Canadian Employees Stock Purchase Plan
As December 31, 2002 and 2001 and
for the three years ended December 31, 2002, 2001 and 2000

Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan Audited Financial Statements December 31, 2002

Contents

Report of Independent Auditors	1

Audited Financial Statements

Statements of Financial Condition Statements of Changes in Plan Equity Notes to Financial Statements	2 3 4

Report of Independent Auditors

To the Plan Administrator of the Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan

We have audited the accompanying statement of financial condition of Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan at December 31, 2002, and the related statement of changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan at December 31, 2002, and the changes in plan equity for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP March 28, 2003

1

{This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan's filing on Form 11-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.}

To the Plan Administrator of the Georgia-Pacific Corporation--Georgia-Pacific Group Canadian Employees Stock Purchase Plan:

We have audited the accompanying statement of financial condition of the GEORGIA-PACIFIC CORPORATION--GEORGIA-PACIFIC GROUP CANADIAN EMPLOYEES STOCK PURCHASE PLAN as of December 31, 2001 and the related statement of changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Georgia-Pacific Corporation--Georgia-Pacific Group Canadian Employees Stock Purchase Plan as of December 31, 2001 and the related statement of income and changes in the plan equity for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP Atlanta, Georgia March 15, 2002

2

Report of Independent Accountants

To the Plan Administrators of the Georgia-Pacific Corporation--Georgia-Pacific Group Canadian Employees Stock Purchase Plan:

In our opinion, the accompanying statement of changes in plan equity presents fairly, in all material respects, the changes in plan equity of the Georgia-Pacific Corporation--Georgia-Pacific Group Employee Stock Purchase Plan (the "Plan") for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ Pricewaterhousecoopers LLP Chicago, Illinois March 28, 2001

3

Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan

Statements of Financial Condition

	December 31
	2002	2001

Assets
Current assets:
Cash	$ --	$ 4,008
Contributions receivable:
Employer
Basic	14,727	2,696
Additional	7,456	4,874
Participant	28,799	5,569
Investment in common stock, at market value G-P [historical cost: 2002 - $1,061,166; 2001 - $956,686]	728,899	1,042,106
Crown Vantage [historical cost : 2001 $18,300]	--	8

Total Assets	$779,881	$1,059,261
	=============	===============

Liabilities
Due to Broker	$ 7,979	$ 3,386

Plan Equity	771,902	1,055,875

Total Liabilities and Plan Equity	$779,881	$1,059,261
	=============	===============

See accompanying notes

4

Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan

Statements of Changes In Plan Equity

	December 31
	2002	2001	2000

Additions
Investment income:
Cash dividends on common stock	$ 19,074	$ 19,179	$ 20,150
Realized gains	1,701	27,924	321,768
Interest on bank deposits	60	50	92

	20,835	47,153	342,010

Contributions:
Participant	269,280	240,054	278,343
Employer:
Basic	135,116	123,378	165,777
Additional	7,456	5,012	6,605

Total contributions	411,852	368,444	450,725

Total additions	432,687	415,597	792,735

Deductions
Net unrealized (depreciation) appreciation in fair value of investments	(399,395)	(144,514)	743,722
Distributions to participants	(331,485)	(562,676)	(1,796,112)
Foreign currency translation gain (loss)	14,220	(74,371)	(273,818)

Total deductions	(716,660)	(781,561)	(1,326,208)

Net decrease	(283,973)	(365,964)	(533,473)
Plan equity, beginning of year	1,055,875	1,421,839	1,955,312

Plan equity, end of year	$ 771,902	$ 1,055,875	$ 1,421,839
	===========	===========	===========

See accompanying notes

5

Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan

Notes to Financial Statements

December 31, 2002

1. General

The Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan [the "Plan"], formerly the Fort James Corporation Canadian Employees Stock Purchase Plan, was originally adopted by the board of directors of the Fort James Corporation ["Fort James"] for the benefit of the employees of certain operating subsidiaries of Fort James located in Canada [the "Participating Companies"]. Employees become eligible to participate in the Plan after 30 days of employment.

On August 28, 1995, Fort James spun off part of its Communications Papers business, as well as the specialty paper-based portion of its Packaging Business, into a new company, Crown Vantage, Inc. ["Crown Vantage"]. On August 25, 1995, Fort James shareholders received one share of Crown Vantage common stock ["CV Stock"] for each ten shares of Fort James Common Stock ["FJ Stock"] held by the shareholder. Following the spin-off, the Plan was amended to allow for the inclusion of CV Stock as an investment. However, participants were not permitted to direct the investment of their future contributions in CV Stock. A participant may receive a distribution, at any time, of all or a portion of CV Stock credited to the participant's account in accordance with the withdrawal provisions of the Plan.

On November 27, 2000, Fort James was acquired by Georgia-Pacific Corporation ["G-P"] and G-P assumed sponsorship of the Plan at that time.

Participants may elect to contribute into the Plan, through payroll deductions, from 1% to 10% of their compensation to be used to purchase Georgia-Pacific Group common stock ["G-P Group Stock"] for their benefit. One hundred percent of a participant's contributions are invested in G-P Group Stock. Participant contributions of up to 6% of compensation ["Basic member Contributions"] are matched by the Participating Companies ["Basic Employer Contributions"] based on the following schedule:

Participant's Contributions	Participating Company's Contributions as a Percentage of Participant's Contributions

1% of compensation	100%
2% of compensation	65%
3% to 6% of compensation	50%

6

Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan

Notes to Financial Statements (continued)

1. General (continued)

The Participating Companies make Additional Employer Contributions on or before the March 31 of each calendar year with respect to each participant in its employ, on the preceding December 31, who has not withdrawn any common stock from his Restricted Account [hereinafter defined] during either of the two immediately preceding calendar years. The amount of the Additional Employer Contribution allocated to the participant's account equals 10% of the participant's aggregate Basic Employer Contributions made during the two preceding calendar years.

Each participant's Restricted Account includes the Basic Member Contributions and Basic Employer Contributions made at any time during the current or immediately preceding calendar year.

Each participant is fully vested in their contributions, Basic Employer Contributions, Additional Employer Contributions, and any earnings thereon at all times.

2. Summary Of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Cash

Substantially all contributions to the Plan are initially invested in an interest-bearing account pending their investment in G-P Group Stock. Interest earned on such cash balances is credited to the participants' accounts. Cash balances are stated at cost, which approximates market value.

7

Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan

Notes to Financial Statements (continued)

2. Summary Of Significant Accounting Policies (continued)

Investment Valuation

The investments in the G-P Group Stock and CV Stock are stated at market value, based on the closing price on the New York Stock Exchange Composite Tape [the Over-the-Counter Bulletin Board for CV Stock], on the last trading day of the Plan year. The closing market value per share of G-P Group Stock was $16.18 and $27.61 on December 31, 2002 and 2001, respectively. The closing market value per share of the CV stock was $0.01 on December 31, 2001. On April 15, 2002, the Plan wrote off its investment in Crown Vantage Inc. since Crown Vantage Ltd. declared bankruptcy.

Security Transactions and Related Investment Income

Security transactions are accounted for as of the trade date, and dividend income is recorded as of the date of declaration. The cost of securities sold is determined on an average cost basis. The assets of the Plan are held by Canada Life Securities [the "Trustee"].

Contributions

Participant and employer contributions are recorded on an accrual basis. Participant and employer contributions are transferred to the Trustee on a monthly basis. The Trustee uses such contributions to periodically purchase shares of G-P Group Stock, which are allocated to each participant's account. Residual cash amounts held by the Trustee are carried forward to the next month.

Foreign Currency Translation

The functional currency of the Plan is the U.S. dollar. Assets and liabilities of the Plan [except investments in common stock, which are stated at the U.S. dollar market value] are remeasured from Canadian dollars to U.S. dollars at the applicable year end exchange rate. Investment income, contributions, and distributions are remeasured at average exchange rates for the three years ended December 31, 2002. Any related translation adjustments are recorded in the statements of changes in plan equity.

8

Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan

Notes to Financial Statements (continued)

2. Summary Of Significant Accounting Policies (continued)

Withdrawals

Participants may elect, at any time, to either withdraw whole shares of common stock or have their shares sold and have the net cash proceeds distributed to them. A participant who elects an in-service withdrawal will not be allowed to make contributions to the Plan for a period of three months from the date of the withdrawal. Additionally, the participant will not receive an Additional Employer Contribution, if the participant elects an in-service withdrawal from their Restricted Account within the preceding two calendar years before such Additional Employer Contribution is made to the Plan. Withdrawals of common stock from the Plan by participants are accounted for at the average historical cost of the common stock distributed plus cash paid in lieu of fractional shares, where applicable.

On January 31, 2000, Fort James sold one of the Participating Companies, Fort James Marathon Ltd. ["Marathon"]. As such in 2000, distributions to participants include $1,119,638 in disbursements to Marathon participants.

Withdrawals in cash or in connection with shares sold for distribution of fractional shares are accounted for at the fair market value of the related common stock.

Administrative Costs

Administrative and operating costs, except for brokerage fees, are paid by the Participating Companies. Brokerage fees are included in the cost of acquiring common stock and thus are borne by the participants.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur and that such changes could materially affect the amounts reported in the financial statements.

9

Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan

Notes to Financial Statements (continued)

3. Investment in Common Stock

The unrealized appreciation or depreciation of investment in common stock as of December 31, 2002, 2001, and 2000 and the changes in such amounts during each period were as follows:

	Market	Cost Value	Unrealized Appreciation (Depreciation)

December 31, 1999	$1,778,937	$ 2,311,017	$(532,080)
Change for the year ended December 31, 2000	(266,617)	(1,010,339)	743,722

December 31, 2000	1,512,320	1,300,678	211,642
Change for the year ended December 31, 2001	(470,206)	(325,692)	(144,514)

December 31, 2001	1,042,114	974,986	67,128
Change for the year ended December 31, 2002	(313,215)	86,180	(399,395)

December 31, 2002	$ 728,899	$ 1,061,166	$(332,267)
	===========	===========	============

The Plan held 45,048 shares and 37,749 shares of G-P Group Stock as of December 31, 2002 and 2001, respectively. In addition, the Plan held 1,113 shares of CV Stock on December 31, 2001. As of December 31, 2001 and 2000, unrealized depreciation related to CV stock was $18,292 and $27,303, respectively.

4. Tax Status

The Plan is an employee profit-sharing plan as defined in Section 144(1) of the Income Tax Act of Canada. All amounts contributed to a participant's account are taxable to such participant under Canadian income tax rules. No U.S. taxes are paid or withheld on amounts contributed.

10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the plan administrator, has duly caused this annual report to be signed by the undersigned hereunto duly authorized

GEORGIA-PACIFIC CORPORATION- GEORGIA-PACIFIC GROUP CANADIAN EMPLOYEES STOCK PURCHASE PLAN

By: /s/ Danny W. Huff
Danny W. Huff Executive Vice President-Finance and Chief Financial Officer

Date: March 31, 2003

INDEX TO EXHIBITS

23.1	Consent of Ernst & Young LLP

23.2	Consent of Arthur Andersen LLP

23.3	Consent of PricewaterhouseCoopers LLP